

Mail Stop 4720

May 25, 2016

Andrea Pfeifer
Chief Executive Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

> **Re: AC Immune SA**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form F-1**
> **Submitted April 29, 2016**
> **CIK No. 0001651625**

Dear Ms. Pfeifer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have removed disclosure from the draft registration statement concerning a patent interference proceeding involving you, Genentech and AbbVie related to crenezumab. Please advise us as to the status and/or outcome of this proceeding and why you no longer believe that disclosure in the registration statement is required.

Capitalization, page 62

2. Please explain why the amount of common shares "as further adjusted" is disclosed in the table as 47,804,292 since you state in the first paragraph that the "as adjusted" amount reflects the 1,401,792 of shares from the conversion of the Series E Private Placement Extension.

3. Please explain why the number of preferred shares issued and outstanding is shown in the table as 47,804,292 yet the total amount of preferred shares outstanding disclosed in the table on page F-17 is 37,175,250.

Dilution, page 64

4. Please explain why the as adjusted net tangible book value per share amounts disclosed in the table of 1.53 for both USD and CHF do not agree to the amounts disclosed in the second paragraph of CHF 1.75 and $1.76.

Business
License Agreements and Collaborations
Alpha-synuclein and TDP-43 PET Imaging Tracers – Collaboration with Biogen, page 114

5. We note that you have entered into a non-exclusive collaboration with Biogen covering your alpha-synuclein PET imaging tracer and future initiatives targeted at TDP-43 PET imaging tracers. We also note your statement on page 70 that you "will receive significant funding from Biogen." Please expand your discussion of the agreement to disclose the following material terms of the agreement:

- Termination provisions
- Payment provisions, which may include the following:
  - Up-front or execution payments received or paid
  - Aggregate amounts paid or received to date under agreement
  - Aggregate future potential milestone payments to be paid or received
  - Royalty rates
  - Profit or revenue-sharing provisions

Additionally, please file this agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Reg. S-K. In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on the agreement.

Taxation, page 171

6. We note that you will be providing opinions of counsel with respect to Swiss tax matters and U.S. tax matters. We note further that the disclosure on page 173 says that the description in this section is the opinion of Davis Polk & Wardwell LLP. Because this is the opinion of

counsel, the disclosure should address and express a conclusion for each material tax consequence. We note that as currently drafted, the disclosure states that "generally" a certain tax consequence will apply or that counsel "expects" a certain tax consequence to occur. Please revise this section throughout to express a firm opinion for each material tax consequence. Please refer to Staff Legal Bulletin No. 19 (October 14, 2011).

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Richard D. Truesdell, Jr.
        Davis Polk & Wardwell LLP